UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2026

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street • Or Yehuda • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

AudioCodes Ltd. (the “Company”) announced today the results of its Annual General Meeting of Shareholders (the “Meeting”) held on September 9, 2026, at the Company’s principal executive offices located at 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel.

The Company’s shareholders voted on the proposals on the Meeting’s agenda. Each of the Meeting’s agenda items was voted upon and was approved by the required majority of the Company’s shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ Itamar Rosen
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: September 9, 2026

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